UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion Sees New Industry Milestone as Australian Government Chooses Wimax to Deploy Rural and Regional Broadband Network, dated June 28th, 2007.	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             ALVARION LTD.

Date: June 28th, 2007                                                                               By: /s/  Efrat Makov
            Name: Efrat Makov
                                            Title:   CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO        Claudia Gatlin, Investor Relations
+972-3-645-6252        +212-830-9080
+760-517-3187           caudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion Sees New Industry Milestone as Australian Government
Chooses Wimax to Deploy Rural and Regional Broadband Network

Major Broadband Infrastructure Project to Bring Advanced Services to
 Households and Businesses across Australia

Tel Aviv, Israel, June 28, 2007—Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, applauds the Australian government’s support of WiMAX as part of its Federal Government Broadband Connect project, which is aimed at further extending high-speed affordable broadband services to all Australians.  After a competitive tender process, it awarded the project to OPEL Networks Pty Ltd (OPEL), jointly owned by Elders, Australia’s leading rural and regional service provider, and Optus, a leader in integrated communications in Australia.

OPEL’s successful proposal followed 18 months of detailed work and evaluation including equipment trials to verify that WiMAX represents an excellent choice for low-density population areas like Australia. OPEL’s network is expected to cover 638,000 square kilometers and will extend across all Australian states and territories.  In addition to expanding ADSL2 installations, OPEL expects to deploy over 1300 broadband wireless sites using technology based on WiMAX standards, each with a range of about 20 kilometers. The Australian government requires the network to be built by mid-2009.

“Alvarion is pleased that the Australian government is supporting WiMAX and congratulates OPEL for being awarded such a visionary project,” said Tzvika Friedman president and CEO of Alvarion. “This decision marks another important milestone in the adoption of WiMAX and further validates its suitability for a variety of applications, from bridging the digital divide by providing primary broadband access in underserved areas, to enabling innovative new personal broadband services.”

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.